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New York, NY 10178

Tel (212) 878-7900

Fax (212) 692-0940

www.foxrothschild.com

April 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Theresa Brilliant
Susan Block

Re:	Saleen Automotive, Inc.
Registration Statement on Form 10
Filed February 8, 2019
File No. 000-55236

Ladies and Gentlemen:

On behalf of our client, Saleen Automotive, Inc. (“Saleen Automotive” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 6, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Saleen Automotive has revised the Registration Statement and is filing Amendment No. 1 thereto with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

April 9, 2019

Business

Our Vehicles, Products and Services, page 3

1.	Please explain whether or not you need approval from the original manufacturer in order to make the modifications you discuss. Please also add risk factor disclosure if any approval is needed from the original car manufacturers regarding transformations to the cars.

The Company has informed us that it does not require approval from the original car manufacturers in order to make its modifications and has revised its disclosure on page 3 to reflect that.

2.	We note your disclosure that your designs improved the level of performance of the cars you modify. Please revise to clarify how the performance has been improved.

The Company has revised the disclosure as requested by the Staff on page 3 of the Registration Statement to clarify how the Company’s designs improve the level of performance of the cars it modifies.

3.	Please file your consulting agreement with Jiangsu Saleen Automotive Technology Co., Ltd., or tell us why it is not required to be filed under Item 601(b)(10) of Regulation S-K.

The consulting agreement has been filed with the Registration Statement.

Risk Factors

We are dependent on a single customer, page 9

4.	Please identify the customer referenced in this risk factor. We also note your disclosure on page 3 that you expect to complete the engineering, design and development of the S1 in March 2019, and that the next phase of your relationship with JSAT will consist of the manufacture and sale of the S1 under terms that remain subject to further negotiation and agreement. Please discuss any related risks that are material.

The Company has revised the risk factor to name the referenced customer as requested by the Staff. In addition, the Company has added a risk factor addressing the risk relating to the need to further negotiate and agree to terms for the manufacture and sale of the S1.

U.S. Securities and Exchange Commission

April 9, 2019

Certain Relationships and Related Transactions

Parts Business License Agreement, page 36

5.	Please file the Trademark License Agreement as an exhibit, or tell us why you do not believe that it is required to be filed under Item 601(b)(10) of Regulation S-K.

The Trademark License Agreement has been filed with the Registration Statement.

Financial Statements, page F-1

6.	Please update your financial statements to ensure the requirements in Rule 3-12 of Regulation S-X are met as of the anticipated date of automatic effectiveness.

The Registration Statement has been revised to include updated financial statements.

Note 1: Revenue Recognition, page F-7

7.	We note that revenue related to the S7 includes a portion of the profit from its sale which is recognized when the buyer accepts the vehicle, as well as revenue from the reimbursement of manufacturing costs, plus an additional mark-up, which is recognized as the services are provided and accepted from the related party S7 Supercars, LLC. Please tell us your consideration of ASC 606-10-25-14 and 15 in determining that the above services represent separate performance obligations, and therefore separate timing of recognition, instead of a series of distinct services requiring the same timing and method of recognition.

The Company manufacturers the Saleen S7 in its production facility in Corona, California. The S7 is produced under an agreement with S7 Supercars, LLC, a related party, which owns the “S7” name and related intellectual property and assets. Under the agreement, S7 Supercars, LLC provides the chassis and all other costs to build the vehicle, and the Company receives a fee for engineering and manufacturing services, plus an additional markup for these services. The Company recognizes revenue as these engineering and manufacturing services are performed. The cars produced under this agreement are owned by S7 Supercars, LLC until title passes to the customer.

Separately, upon sale of the vehicle to the customer, the Company receives a fee of approximately 33% of the net profit from the sale of the vehicle by S7 Supercars, LLC, which is payable when such sale is completed, title is transferred to the buyer, and the buyer has accepted the vehicle.

U.S. Securities and Exchange Commission

April 9, 2019

Under the guidance of ASC 606-10-25-14, the Company concluded that the fee for the engineering and manufacturing services for the S7 is distinct from the net profit fee from the sale of the vehicle and represent the satisfaction of separate performance obligations. These engineering and manufacturing services costs are incurred in conjunction with assembly of the vehicles, and consist of the Company’s standard hourly billing rates for its engineers for the services provided. These engineering and manufacturing services costs are due to the Company as it renders these services for the benefit of S7 Supercars, LLC. As such, the Company recognizes revenue from the engineering and manufacturing services costs as its services are provided and accepted by S7 Supercars, LLC.

On the other hand, the net profit fee resulting from the sale of the S7 is not due to the Company unless and until the vehicle is sold to the ultimate buyer. The Company recognizes the revenue from the net profit fee at the closing of the sale, which includes the buyer accepting delivery and taking physical possession of the S7, acquiring legal title to the vehicle, and accepting the risks and rewards of owning the vehicle.

The Company has revised the disclosure regarding its agreement with S7 Supercars throughout the Registration Statement, including the disclosure of its revenue recognition policy with respect to revenues generated under this agreement on pages 21, 23, F-6, F-7, F-20, and F-22 of the Registration Statement, to clarify that the revenue recognized on the S7 for engineering and manufacturing services, and for its net profit fee, are two distinct fees payable by S7 Supercars, LLC.

General

8.	Please note that your registration statement will become effective automatically sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company is aware that it is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, 60 days after the initial filing of the Registration Statement.

9.	We note your disclosure that you are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Please tell us your basis for your determination that you are an emerging growth company. In that regard, it appears that your first sale of common equity securities pursuant to an effective registration statement under the Securities Act took place in 2012.

The Company has revised the Registration Statement to reflect that it is no longer an emerging growth company.

Very truly yours,

/s/ Alison Newman
Alison Newman
cc: Steve Saleen